United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Notice to Debentureholders

Vale pays interest and principal on 8th issue debentures

Rio de Janeiro, January 12th, 2024 – Vale S.A. informs that it will pay the interest and principal of the debentures of the 8th issue, series 2, 3 and 4 ("debentures"), in the total amount of R$ 226,373,639.10 on January 15th, 2024, through Banco Itaú Unibanco S.A., the bank settling the debentures, as detailed below. Regarding the 2nd series, it should be noted that the bond matures on January 15th, 2024, with full redemption and, therefore, final payment on that date.

Serie	Quantity	Type of payment	Unit value per debenture (R$)	Total amount to be paid (R$)
2nd	150,000	Interest	38.05786747	5,708,680.12
		Amortization¹	333.4000000	50,010,000.00
		Monetary correction	255.51087196	38,326,630.79
3rd	100,000	Interest	116.58196732	11,658,196.73
		Amortization¹	333.30000000	33,330,000.00
		Monetary correction	255.43423402	25,543,423.40
4th	150,000	Interest	117.76944924	17,665,417.39
		Amortization²	166.60000000	24,990,000.00
		Monetary correction	127.60860447	19,141,290.67
Total	400,000			226,373,639.10

¹ The amount corresponds to 33% of the nominal unit value of each debenture of the 2nd series and the 3rd series.

²The amount corresponds to 16% of the nominal unit value of each 4th series debenture.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Pedro Terra: Pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: January 12, 2024		Director of Investor Relations